February 17, 2021

VIA EDGAR

Beverly Singleton, Office of Manufacturing
Andrew Blume, Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	MERITOR, INC. Form 10-K for the Fiscal Year Ended September 27, 2020 Filed November 12, 2020 File No. 001-15983

Dear Ms. Singleton and Mr. Blume:

This letter is in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filing of Meritor, Inc. (“Meritor,” “we,” “us,” “our,” and the “company”) made in your letter dated February 5, 2021 to Carl D. Anderson II, Chief Financial Officer of Meritor. Set forth below are the Staff’s comments (in bold) followed by Meritor’s responses.

Non-GAAP Financial Measures, page 33

1.

We note that your presentation of adjusted income from continuing operations includes an adjustment for "non-cash tax expense." Please tell us the nature of the items included in this line item, the purpose of the adjustment, and the reasons why management believes the adjustment provides useful information to investors. Also tell us how you considered Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in determining the propriety of this adjustment.

Response: The “non-cash tax expense” adjustment reflects the utilization of net operating losses (“NOLs”) and tax credit carryforwards during the period. We implemented this adjustment in our fiscal year 2016 when we reversed the majority of our U.S. valuation allowances resulting in an income tax benefit of $438 million. Management and our investors recognized that while the company’s book tax expense and the corresponding effective tax rate would be higher going forward after the valuation allowance reversal, the company still had significant NOLs and tax credit carryforwards that would be available in subsequent years to reduce taxes otherwise payable by the company. We made this adjustment in part after learning from our investors how they valued our tax attributes and how they model them when analyzing Meritor compared to others in our industry. We believe adjusting for the use of these attributes is helpful to our investors and is consistent with how they evaluate our company.

We also adjust income from continuing operations for the use of our NOLs and tax credits (a) because it is consistent with how management and the Chief Operating Decision Maker (“CODM”) view and evaluate the performance of our business and (b) to evaluate the return on strategic projects, as the utilization of NOLs and tax credits in certain jurisdictions is an important input into strategic decisions. In light of the foregoing, this adjustment is reported quarterly to our Board of Directors and is significant to the calculation of the metrics for determining management’s performance under our performance-based compensation plans and the company’s performance against certain targets in our M2022 long-term strategic plan. These performance-based plans are disclosed on page 65 of our Form 10-K and on page 35 of our fiscal year 2021 Proxy Statement. Our M2022 long-term strategic plan is disclosed in Part I, Item 1 of our Form 10-K.

We have reviewed the Non-GAAP Financial Measures C&DI Question 102.11, which guides registrants to provide income tax effects on their non-GAAP measures depending on the nature of the measures. We acknowledge the Staff’s comment and respectfully note that we have considered the income tax implications for all non-GAAP adjustments, and include current and deferred income tax expense commensurate with the relevant non-GAAP measure of profitability. In addition, the company presents all non-GAAP adjustments excluding income tax effects and uses a separate “income tax expense (benefits)” line with footnotes to describe the tax effects of each adjustment. In future filings we will more clearly label the adjustment for “non-cash tax expense” as being an adjustment for “use of NOLs and tax credits” and include our rationale for this adjustment as described above.

2.

We note that you present a free cash flow conversion measure, representing free cash flow divided by adjusted income from continuing operations, and that you use this measure to assess your "ability to convert earnings to free cash flow." Please tell us why you believe it is appropriate to present a non-GAAP measure that appears to intermix a liquidity measure with a performance measure. Considering net income is reconciled to operating cash flows on your statement of cash flows, please also tell us how your conversion measure provides useful information to investors.

Response: We use free cash flow conversion as one of our specific performance measures in our M2022 plan, and do not use it as a liquidity measure. Our Board of Directors also uses free cash flow conversion as one of the key metrics to determine management’s performance under our performance-based compensation plans. These performance-based plans are disclosed on page 65 of our Form 10-K and on page 35 of our fiscal year 2021 Proxy Statement. In Part 1, Item 1 of our Form 10-K, we disclose a M2022 plan target of 75 percent free cash flow conversion. We publicly discuss free cash flow conversion on our earnings conference calls as a measure for how the company performed, as our investors view it as an important indicator of value creation for stakeholders.

We disclose free cash flow conversion along with adjusted income (loss) from continuing operations in close proximity to each other within our disclosure documents filed with and furnished to the SEC. In accordance with Regulation G and Item 10(e) of Regulation S-K, these non-GAAP measures are reconciled to the most directly comparable financial measure calculated and presented in accordance with GAAP. Management believes the presentation of free cash flow conversion is useful information for investors to evaluate the company’s financial performance and ability to achieve our strategic goals, including but not limited to, investing in electrification and protecting and growing our business. In Part 2, Item 7 of our Form 10-K, we indicate that free cash flow divided by adjusted income (loss) from continuing operations is a specific financial measure in our M2022 plan used to measure the company’s ability to convert earnings to free cash flow and is a key metric used to determine management’s performance under our performance-based compensation plans. In future filings, we will clarify that free cash flow over adjusted income (loss) from continuing operations is a reference to free cash flow conversion, and expand our related disclosures to include the foregoing rationale.

Notes to Consolidated Financial Statements 22. Contingencies, page 112

3.	We note your disclosure on page 115 that the amount of your asbestos litigation liability and its effect on the company could differ materially from current estimates. Please address the following comments related to your asbestos litigation:

●	To the extent it is reasonably possible you will incur losses in excess of the amount accrued, provide the applicable disclosures required by ASC 450-20-50-3 through -4, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure.

●	If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please explain to us in sufficient detail the reasons for your determination. Although we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, ASC 450 does not require estimation of a reasonably possible range of loss with precision or certainty. An effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

●	Tell us and disclose your accounting policy for recording insurance recoveries associated with asbestos claims.

Response: Pursuant to ASC 450-20-50-3 through -4, the company is required to disclose an estimate of the possible loss or range of loss, or state that such an estimate cannot be made, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred or a loss exists in excess of accrued amounts. Following this guidance, we continually monitor our underlying claims data and experience to determine whether accruals are appropriate under ASC 450-20-25-2 and whether an estimate of possible loss or range of loss can be made under ASC 450-20-50-4.

We engaged a third-party advisor (the “advisor”) with extensive experience in assessing asbestos-related liabilities to conduct a study to estimate our potential undiscounted liability for pending and future asbestos-related claims. Management, taking into consideration the input of the advisor, determined the best estimate of the probable liability to be $79 million for our fiscal year ended September 27, 2020. Additionally, the advisor performed an analysis of the effects of changes in certain assumptions for which it is reasonably possible that they will occur based on currently known facts, which resulted in a reasonably possible range of loss that was deemed to be immaterial; therefore it was not disclosed in our financial statements.

Our disclosure on page 115 states that our asbestos-related reserves and recoveries from insurance companies are based upon assumptions and estimates derived from currently known facts. We also provide examples of potential future uncertainties such as the change in mix of claims filed by plaintiffs’ law firms, jurisdiction and disease; legislative or regulatory developments; the company’s approach to defending claims; or payments to plaintiffs from other defendants, that could have an impact on the company’s estimated asbestos-related reserves and recoveries. The company acknowledges ASC 450 does not require estimation of a reasonable range of loss with precision or certainty; however due to the unpredictable nature of these future events we are unable to provide a reasonable estimate of their impact on the company’s financial condition and results of operations. In future filings we will add to our disclosure to state that “Management believes there were no reasonably possible losses that could be estimated for these uncertain future events.”

We also engaged an advisor with in-depth knowledge of our insurance policies to assist with estimating the asbestos-related insurance recoveries using the same inputs and assumptions that go into estimating the asbestos liabilities. Our asbestos insurance receivables correspond to the liabilities for settlement of asserted and unasserted asbestos claims. Pursuant to ASC 410-30-35-8, the company only recognizes an asset relating to an asbestos insurance recovery when realization of the claim for recovery is deemed probable.

In future filings, we will make the following accounting policy disclosure with respect to recording insurance recoveries associated with asbestos claims: “The company recognizes insurance recoveries when the claim for recovery is deemed probable and to the extent an insurable loss has been recognized in the financial statements. The company’s determination is based on analysis of the underlying insurance policies, historical experience with insurers, ongoing review of the solvency of insurers, and consideration of any insurance settlements.”

Sincerely,

/s/ Hannah Lim-Johnson
Hannah Lim-Johnson
Senior Vice President, Chief Legal Officer and Corporate Secretary
Meritor, Inc.

cc: Carl D. Anderson II